

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 20, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Matthew J. Simoncini
Chief Financial Officer
21557 Telegraph Road
Southfield, Michigan 48033

  Re: Lear Corporation
     Form 10-K for the fiscal year ended December 31, 2010
     Filed February 10, 2011
     File No. 001-11311

Dear Mr. Simoncini:

  We have reviewed your response letter dated April 29, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Note 3. Fresh-Start Accounting, page 63</u>

1. We note from your response to our prior comment 9 that in calculating the Company's enterprise value using the discounted cash flow methodology, the Company's EBITDA forecast was discounted using an estimate of the Company's weighted average cost of capital. Please tell us and revise future filings to disclose the weighted average cost of capital amount used as the discount rate.

Note 5. Restructuring, page 77

2. We note from your response to our prior comment 14 that you will disclose in future filings that the Company expects the allocation of future restructuring costs to be consistent with historical experience. However, we do not believe that this disclosure gives the reader an understanding of the total amount of restructuring costs you intend to incur. As required by ASC 420-10-50, we believe that your disclosure should your disclosure should be revised to indicate the amount of total restructuring costs you expect to incur for the restructuring activity that has been initiated as of December 31, 2010. If you do not expect any material restructuring costs in the future, you may indicate that fact in your revised disclosure. Please revise accordingly.

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You may contact Claire Erlanger at (202)551-3301 or Jean Yu at (202)551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(248) 447-1690